May 14, 2021

VIA EDGAR

Thomas Jones, Esq.

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigInternational1, Inc.
Registration Statement on Form S-1
Filed April 15, 2021, as amended
File No. 333-255234

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of GigInternatonal1, Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, May 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 600 copies of the preliminary prospectus dated May 10, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name: Peter Bennett
Title: Managing Director, Head of ECM

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Bryan P. Finkel
Name: Bryan P. Finkel
Title: Managing Director

As Representatives of the underwriters